Global Markets & Investment Banking

4 World Financial Center — 5th Floor
New York, New York 10080

212-449-6500

July 18, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:     Diamond Foods, Inc.
           Registration Statement No. 333-123576

Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 3:30 p.m. on July 20, 2005, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated July 5, 2005.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	1,825
Dealers	45
Individuals & Corporations	1,409
MLPF&S Inc. Branch Offices	5,276

8,576 Copies

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
      INCORPORATED
PIPER JAFFRAY & CO.
HARRIS NESBITT CORP.
As Representatives

BY: MERRILL LYNCH, PIERCE, FENNER &
        SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Palma Mazzolla Authorized Signatory

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